XBiotech Inc. SC TO-I

Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell common shares of XBiotech Inc.. The Offer (as defined below) is made solely by the Offer to Purchase, dated
January 14, 2020, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of holders of common shares in any jurisdiction in which the making or acceptance of offers to sell common shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of XBiotech Inc. by one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by

XBiotech Inc.

Up to $420,000,000 in Value of Common Shares
At a Cash Purchase Price Not Greater than $33.00 per Share
Nor Less than $30.00 per Share

XBiotech Inc., a British Columbia corporation (the “Company,” “we,” “us,” or “our”), is offering to purchase up to $420,000,000 in value of its common shares, no par value per share (the “Shares”), at a price not greater than $33.00 nor less than $30.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 14, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON FEBRUARY 12, 2020, UNLESS THE OFFER IS EXTENDED
(SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned on the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a “modified Dutch auction” process, the Company will determine a single per Share purchase price, not greater than $33.00 nor less than $30.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares tendered and the prices specified, or deemed specified (as described below), by tendering shareholders. The Company will select the lowest single purchase price (in increments of $0.25) within the price range specified above that will allow it to purchase up to $420,000,000 in value of Shares. Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Shares having an aggregate value of less than or equal to $420,000,000 are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered and not properly withdrawn before the Offer expires. All Shares the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any shareholder tenders at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of the “Odd Lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the purchase price if, based on the purchase price determined by the Company, more than $420,000,000 in value of Shares are properly tendered and not properly withdrawn. If any properly tendered Shares are not purchased under the Offer or are properly withdrawn before the Expiration Date, or if less than all Shares evidenced by a shareholder’s certificate(s) are tendered, the Company will credit the certificates to book entry for unpurchased Shares promptly after the expiration or termination of the Offer.

The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without extending the Offer.

As of January 13, 2020, we had 42,365,250 issued and outstanding Shares. At the maximum purchase price of $33.00 per Share, we could purchase 12,727,272 Shares if the Offer is fully subscribed, which would represent approximately 30.04% of our issued and outstanding Shares as of January 13, 2020. At the minimum purchase price of $30.00 per Share, the Company could purchase 14,000,000 Shares if the Offer is fully subscribed, which would represent approximately 33.05% of our issued and outstanding Shares as of January 13, 2020. The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “XBIT.” Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.

The Offer will expire at 5:00 p.m., New York City time, on Wednesday, February 12, 2020, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

In accordance with the instructions to the Letter of Transmittal, shareholders wishing to tender Shares must specify the price or prices, not greater than $33.00 nor less than $30.00 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, each shareholder desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer. If a shareholder agrees to accept the purchase price determined in the Offer, its Shares will be deemed to be tendered at the minimum price of $30.00 per Share for the purpose of determining the Final Purchase Price, which could result in the tendering shareholder receiving the minimum price of $30.00 per Share. See the Offer to Purchase for recent market prices for the Shares.

Shareholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal. Generally, for Shares to be properly tendered pursuant to the Offer, the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on Wednesday, February 12, 2020, by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Shares having an aggregate value in excess of $420,000,000 (or such greater amount as the Company may elect to pay, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares as follows:

•first, all Odd Lots (as defined in the Offer to Purchase) of less than 100 Shares at the Final Purchase Price (as defined in the Offer to Purchase) from shareholders who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference);

•second, after purchasing all the Odd Lots that were properly tendered at or below the Final Purchase Price, subject to the conditional tender provisions (whereby a holder may specify a minimum number of such holder’s Shares that must be purchased if any such Shares are purchased), the Company will purchase all Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

•third, only if necessary to permit the Company to purchase $420,000,000 in value of Shares (or such greater amount as the Company may elect to pay, subject to applicable law), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will determine a single per Share price that the Company will pay for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the proration and conditional tender provisions described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment as provided in the Offer, shareholders may also withdraw their previously tendered Shares at any time after 5:00 p.m., New York City time, on March 12, 2020. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, an Eligible Institution must guarantee the signatures on the notice of withdrawal. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. None of the Company, its Board of Directors, American Stock Transfer & Trust Co., LLC, as the Depositary, D.F. King & Co., Inc., as the information agent (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of the foregoing incur any liability for failure to give such notification.

XBiotech believes that the Offer represents an efficient mechanism to provide XBiotech’s shareholders with the opportunity to tender all or a portion of their stock and thereby receive a return of some or all of their investment in XBiotech if they so elect. The Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their stock without the potential disruption to XBiotech’s stock price.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from us in exchange for the Shares you tender will be a taxable transaction for United States federal income tax purposes. The Offer will likely also give rise to Canadian income tax consequences. The cash you receive for your tendered Shares will generally be treated for United States federal income tax purposes as consideration received either as a sale or exchange of the Shares or as a distribution in respect of the Shares, depending on your circumstances. Because we have been classified as a “passive foreign investment” company, or “PFIC”, for U.S. federal income tax purposes, any gain or dividend income recognized may be subject to special rules if the U.S. Holder has not made timely a “qualified electing fund” election or “mark-to-market” election. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer. All shareholders should read carefully the Offer to Purchase, in particular Section 3 and Section 14, for additional information regarding the United States and Canadian federal income tax consequences of participating the Offer and should consult their financial and tax advisors.

Our Board of Directors has delegated authority to consider the Offer to an Independent Committee of our Board of Directors, which consists solely of independent directors who do not have a material financial interest in the transactions described in the Offer to Purchase, and the Independent Committee has approved the Offer and authorized us to make the Offer. However, none of the Company, the members of its Board of Directors (including the Independent Committee), the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which shareholders may choose to tender their Shares. None of the Company, the members of its Board of Directors (including the Independent Committee), the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Shareholders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult their own financial and tax advisors. Shareholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which a shareholder will tender. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of January 13, 2020. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers
Call: (212) 269-5550
All Others Call: (866) 856-3065
Email: xbit@dfking.com

January 14, 2020